Kaival Brands Innovations Group, Inc.

4460 Old Dixie Highway

Grant-Valkaria, Florida 32949

May 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Rucha Pandit

Re:	Kaival Brands Innovations Group, Inc.
Registration Statement on Form S-1
CIK No. 0001762239
File No. 333-279045

Dear Ms. Pandit:

Reference is made to our letter, filed as correspondence via EDGAR on May 29, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) for Friday, May 31, 2024, at 9:00 a.m. Eastern Standard Time or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw such request for acceleration of the effective date.

* * * *

Very Truly Yours,

Kaival Brands Innovations Group, Inc.

/s/ Nirajkumar Patel
Nirajkumar Patel
Chief Executive Officer

cc: Jeffrey Wofford, Esq.